EXHIBIT 77H

RiverSource Managers Series, Inc.

FOR RIVERSOURCE PARTNERS FUNDAMENTAL VALUE FUND:

During the six-month period ended November 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Portfolio Builder funds and Columbia Management Investment Advisers, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.